Exhibit 21.1

Legal Name	State of Incorporation

Aviara Boats, LLC	Tennessee

Crest Marine, LLC	Michigan

MasterCraft Boat Company, LLC	Delaware

MasterCraft International Sales Administration, Inc.	Delaware

MasterCraft Parts Limited	The United Kingdom

MasterCraft Services, LLC	Tenneessee

Nautic Star, LLC	Mississippi

NS Transport, LLC	Mississippi